Exhibit 99.1

Interim Report 2005

for the First Term Ending March 31, 2006 (April 1, 2005 to September 30, 2005)

Stock Code: 4568

Daiichi-Sankyo

DAIICHI SANKYO CO., LTD.

On September 28, 2005, a New Global Pharma Innovator Was Born: DAIICHI SANKYO COMPANY, LIMITED

DAIICHI SANKYO COMPANY, LIMITED

DAIICHI SANKYO COMPANY, LIMITED aims to be a Global Pharma Innovator originating in Japan.

- *Originate innovative new prescription drugs*
- *Become a premier company with significant presence in key therapeutic markets*
- *Dramatic improvement in corporate value driven by strong profitability and growth*

Originating in Japan

Make pharmaceuticals a core industry in 21st century Japan

Global

Develop and market drugs worldwide at the same time

Pharma

Concentrate management resources on developing innovative prescription drugs

Innovator

World class R&D productivity

A New Global Pharma Innovator

The two companies from which we were born, Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd., have long histories of contributing to society as two of Japan’s top pharmaceutical firms, both experienced in developing innovative prescription drugs. Through the integration of their operations, the new firm, DAIICHI SANKYO COMPANY, LIMITED, will aim for dramatic improvement in corporate value driven by strong profitability and robust growth.

Aggressively deploy management resources to acquire pipelines and research technology

Brand Mark Development Concept

The company aims to leap forward and become a Japan-based Global Pharma Innovator.

The overall spherical shape represents the beauty of the Earth, which gives the viewer a sense of the splendor and mysteries of life. The gentle movement evoked in the upper part of the logo is meant to express supple intelligence and creativity, while the solid arc of the lower part represents reliability and a sense of mission, and the white space that appears as if it is being held within two hands stands for the vibrancy of life and, at the same time, the importance and dearness of life.

We want to share with our shareholders the benefits that will accrue from our tackling new challenges in the global market.

Everything is for the benefit of shareholders

Kiyoshi Morita	Takashi Shoda
Representative Director and Chairman	Representative Director, President and CEO

DAIICHI SANKYO COMPANY, LIMITED took the first step toward challenging the world market by becoming a Global Pharma Innovator originating in Japan on September 28, 2005. We continue to provide innovative pharmaceuticals to meet the medical needs of people all over the globe. As a life sciences company we play an important role in the social welfare system. In that spirit we will maintain high ethical standards, transparent management and efficient use of limited resources.

What do we mean by the term Global Pharma Innovator originating in Japan? Our aspiration is to become a premier company with a significant presence in key therapeutic markets and the ability to originate innovative new drugs consistently. We aim for dramatic improvement in corporate value by strong profitability and growth. The pharmaceutical business is developing into a strategic core industry in Japan in the 21st century, and DAIICHI SANKYO aims to be one of the leaders. “Global” means being a company that develops and markets products not only in Japan, but also in the US, Europe, and other world markets; “Pharma” refers to concentrating management resources on developing innovative drugs, and “Innovator” expresses our commitment to world-class productivity in R&D and all other functions.

Our task now is to create a company that will make use of the drug development capabilities of the two merging companies, and their competitive force in the Japanese market, to grow on the world market. By sharing the corporate value that we derive in doing this, we hope to meet the expectations of all our shareholders. We believe this is our responsibility. We will do everything in our power to enhance our corporate and shareholder value, and continue to share our corporate philosophy and management vision with our shareholders. Thank you for your unwavering support.

Message to Our Shareholders

Business Targets after the integration

Dividend Rate on Shareholders’ Equity (DOE) of 5% in Fiscal 2009

Because the cost synergy of the operational integration of the two firms, and the sales synergy resulting from the sales collaboration beginning in October 2005 greatly exceed the potential risks, such as decreased sales and profits due to product cannibalization and the like, we are confident that our profit growth will surge.

Our goal is to achieve an operating profit of greater than ¥250 billion by fiscal 2009, while ensuring that we have the R&D funding required of a global pharma company through the integration of our facilities in Japan and overseas, and a focus on cost reduction. We are also committed to building a solid presence in the global market and maximizing our corporate value, while at the same time setting a target of a 5% dividend rate on shareholders’ equity (DOE) – the highest shareholder dividend in Japan.

Pharmaceuticals Business Targets

(billions of yen)	Fiscal 2004	Fiscal 2007	Fiscal 2009
Net sales	760	760	930
Operating income	130	160	260
Operating income to net sales	17%	21%	27%

Note: Figures for fiscal 2007 and fiscal 2009 are targets; figures for fiscal 2004 are derived from simply combining the figures from Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd.

DAIICHI SANKYO REPORT

-Nov. 2005-

Progress with Management Challenges for April 2007

Over the medium- to long-term, the goal of our business integration is to make DAIICHI SANKYO a Global Pharma Innovator. We are aiming to achieve the highest level of management efficiency in the industry, while achieving true integration through unfailing, step-by-step efforts.

Steps toward Integration

September 28, 2005 → **April 2007**

Joint holding company

Daiichi-Sankyo

SANKYO | DAIICHI

Domestic

October 2005
- Sales collaboration started
- Integration of pipeline started

Integration of overseas bases

April 2006
- US/Europe: Integration of sales and development bases scheduled

Integration of healthcare business

April 2006
- Direction of business integration under discussion

Spinning off non-pharmaceutical business

Plans to spin off by end of March 2007.

Business integration completed

Operating holding company

Daiichi-Sankyo

Global Pharma Innovator

STEP 1

Discuss where the company wants to be in 2007

Design and planning

STEP 2

Discuss how to get there from here

Prepare for and execute smooth transition

DAIICHI SANKYO REPORT

-Nov. 2005-

Centralizing pipelines

In October 2005, we started centralizing our R&D pipelines. We merged the two companies’ R&D planning and decision-making organizations to establish GEMRAD, the Global Executive Meeting of Research and Development. The primary task of this new decision-making body is to review development projects and determine their relative priority. GEMRAD has been reviewing several projects per month since October 2005, and we intend to announce DAIICHI SANKYO’s new R&D pipelines in the first half of 2006.

Note: See p. 9-10 for the status of our current pipeline by stage.

Integration of overseas bases

In order to increase our presence in the global market, it is vital that we integrate and enhance the sales and development capabilities of both companies, while making our businesses more efficient. To this end, we plan to integrate our sales and development facilities in the United States and Europe. In April 2006, we will integrate our US sales and development operations (Sankyo Pharma, Inc., Daiichi Pharmaceuticals Corporation, and Daiichi Medical Research) with a sales operation in Parsippany, New Jersey, and a development operation in Edison, New Jersey.

We will also integrate our European operations in April 2006, with development operations centered in London and sales operations in Munich.

Integration and spin-off other business

The healthcare businesses of both Sankyo and Daiichi Pharmaceutical will be integrated into a single business in April 2006, which should help to improve productivity at DAIICHI SANKYO. In addition, we are carefully examining our group companies with the aim of spinning off all non-pharmaceutical businesses by March 2007. This will increasingly focus management resources on our core mission: to create an ongoing line of revolutionary Pharmaceuticals.

Trends in Major Products and Future Strategies

Sankyo and Daiichi began collaboration in their domestic businesses in October 2005, and on November 1, 2005, we began promoting one of Sankyo’s major products, Olmetec® (generic name: Olmesartan), via Daiichi’s MRs. DAIICHI SANKYO is now operating this business with a 2,500-strong organization. There have already been many reports of prescriptions that resulted from these joint sales promotions, and the enhancements we have made to our sales readiness in the Japanese market are steadily bearing fruit. In the future, we will strengthen our mutual collaborative framework with the aim of further improving performance.

On November 1, 2005, Daiichi Pharmaceutical began promoting Olmetec® as one concrete step to strengthen the new sales structure resulting from our operational integration.

Olmetec®

Due to the collaboration between Sankyo and Daiichi Pharmaceutical in Japan, and the strong performance of Sankyo Pharma Inc. in the United States, we expect our global net sales for fiscal 2005 to reach nearly ¥90 billion. We expect to meet our initial target of ¥100 billion for global net sales in fiscal 2006, and aim to double that to over ¥200 billion by fiscal 2009.

US

■	Strengthen sales capability by integrating sales organization

■	Lifecycle management: Start development of CS-8663 (formulation with amlodipine) and commence Phase III trials

Europe

■	Begin selling Olmetec Plus (formulation with diuretic) at earliest opportunity

■	ROADMAP trials (prevention of urine albumin)

Japan

■	DAIICHI SANKYO team of 2,500 MRs begins providing information

■	Lifecycle management: CS-866AZ (formulation with CALBLOCK), CS-866CMB (formulation with diuretic) under development

■	ORIENT study (additional indications, chronic glomerulonephritis)

Other

■	Expand alliance partnerships (including with Pfizer, Schering-Plough, Daewoong Pharmaceutical)

Trends in Major Products and Future Strategies

Cravit®

On the back of steady growth in bulk exports, sales of Cravit® are significantly above our target levels. Sales are also stable in the Japanese market, and we believe that sales will grow strongly in the future as well. We are taking steps to achieve even greater growth going forward.

US

■	Acute sinusitis indication added in August 2005

■	Short-term, high dosage therapy with 750mg formulation established for treating moderate pulmonary infections

■	Promote use in treatment of urological disorders

Europe

■	Established market evaluation for 500mg formulation as pulmonary infection treatment (double-digit YoY growth in Germany, France, Spain, etc.)

■	Considering promotion of short-term, high dosage therapy based on 750mg formulation data in US

Japan

■	Establish position as treatment of choice for pulmonary disorders by communicating combination of safety and efficacy

■	Promote proper prescription based on evidence for high-risk and elderly patients

Other

■	Promote lifecycle management projects

*	Due to a change in the accounting term for US patent royalties, in FY2004, this figure was calculated for 15 months.

Mevalotin®

Following the expiration of patents worldwide, and the expiration of our US patent in April 2006, we expect sales from bulk exports to decline. In the domestic market, sales are declining as generic products entered the Japanese market in July 2003; competition is fierce, and drug prices were revised.

Amidst these circumstances, in November of 2005, the results of the largest-scale clinical trial “MEGA Study” were announced, establishing evidence unique to Japan. We are working to maintain domestic sales over the long-term by leveraging these results among other measures.

DAIICHI SANKYO Group Research & Development Pipeline

(Development Stage)

By integrating the two companies’ R&D pipelines, we were able to build a broad, seamless development pipeline that will continuously bring major new products to market, with a focus on cardiovascular diseases and glucose metabolic disorders, which were key domains of both companies. To begin, we are working to improve the efficiency of our R&D by quantifying each project in minute detail and assigning priorities to each product in the pipeline.

Region	Existing Product	Phase II	Phase III	Registration
Cardiovascular diseases

EU/US	Pravachol®/Mevalotin® Benicar®/Olmetec® WelChol®	HGF DNA therapy (PAD: peripheral arterial diseases) DU-176b (oral factor Xa inhibitor) SUN 4936h (acute heart failure/licensed-out to Astellas Pharma US)	CS-747 (anti-platelet agent) ¶CS-8663 (Olmesartan/Amlodipine combination)

Japan	Mevalotin®, Panaldine®, Artist®, Acecol®, Sunrythm®, Coversyl®, Olmetec®, Hanp®, Calblock®, Livalo®, Captoril®, Slonnon®	¶CS-866RN (Olmesartan/chronic glomerulonephritis)	HGF DNA therapy (PAD: peripheral arterial diseases) ¶CS-866DM (Olmesartan/diabetic nephropathy)

Glucose metabolic disorders

EU/US		CS-011 (antidiabetic/glitazone type) CS-917 (gluconeogenesis inhibitor)	¶WelChol (antidiabetic) SNK-860 (aldose reductase inhibitor/P3 preparation)

Japan	Fastic®

Infectious diseases

EU/US	Levaquin®/Tavanic® Froxin Otic® Banan®	DU-6859a (new quinolone/US) CS-023 (carbapenem antibiotic/licensed-out to Roche)		SUN A0026 (penem-type antibiotic/registration preparation/licensed-out to Replidyne)

Japan	Cravit®, Carbenin®, Banan®, Tarivid®		DU-6859a (new quinolone)	DF-098 (Act-HIB/Hib vaccine)

Cancer

EU/US	Camptoser®	DJ-927 (anti-cancer/oral taxane deriv.)

Japan	Krestin® Topotecin®			¶CPT-11 (pancreatic cancer/Topotecin add indic.)

Immunological allergic diseases

Japan	Zyrtec®	CS-712 (cedar pollen pollinosis)	IGE025 (anti-IgE antibody)

*	The table shows R&D pipeline after Phase II.

*¶	means additional-indications, new formulations etc.

Reference:

Phase I:	Testing with a small number of healthy subjects to study such drug candidate characteristics as safety, absorption, diffusion, metabolism, and excretion.

Phase II:	Testing a small number of patients to study usage methods, doses, and efficacy while continuing to give top priority to safety.

Phase III:	Sometimes referred to as large-scale clinical testing, this involves testing with several hundred thousand patients to confirm efficacy and safety characteristics as well as usefulness (benefit/utility). Only candidates with confirmed usefulness are approved for manufacturing as new drug products.

DAIICHI SANKYO Group Research & Development Pipeline

(Development Stage)

Region	Existing Product	Phase II	Phase III	Registration

Bone/Joint diseases etc.

EU/US	Venofer® Evoxac®	CS-706 (COX-2 inhibitor) SUN 4057 (acute ischemic stroke) CS-088 (antiglaucoma/licensed-out to Santen)	SUN0588r (BH4-responsive hyperphenylalaninemia/ licensed-out to Biomarin)

Japan	Omnipaque®, Loxonin®, Kremezin®, Zantac®, Mobic®, Omniscan®, Feron®, Kelnac®, Neuer®, Evoxac®, Adenoscan®	CS-088 (antiglaucoma/licensed-out to Santen) SUN E3001 (anti osteoporosis/licensed-out to Chugai)

¶CS-600G

(loxoprofen gel/P3 preparation)

SUN Y7017

(memantine/mild to moderate and severe dementia of Alzheimer’s type)

CS-801

(pollakiuria and urinary incontinence)

¶DL-8234

(FERON add indic./hepatitis/with Ribavirin)

¶CS-1401E

(pain relief during anesthesia)

¶LX-A

(loxoprofen patch)

Gabalon Intrathecal (approval) (ITB/lntrathecal Baclofen therapy)

DD-723

(Sonazoid/ultrasound contrast media)

KMD-3213

(silodosin/treatment of dysuria associated with benign prostatic hyperplasia)

¶DL-8234

(FERON add indic./liver cirrhosis)

China		KMD-3213 (silodosin/treatment of dysuria associated with benign prostatic hyperplasia)

Number of projects at Phase I and preparation preclinical stage		Total: 31 [Cardiovascular disease: 9, glucose metabolic disorders: 2, infectious diseases: 8, cancer: 3, immunological allergic diseases: 3, bone/joint diseases etc.: 6]

Profile of Main Products under Development

Development Code Number	Generic Name	Dosage Form/Route	Class/Indication	Origin	Region	Developer	Stage	Comments

CS-747	Prasugrel®	Oral	Ischemic disease (Anti-platelet agent)	Sankyo, Ube Industries	EU/US	Sankyo, Eli Lilly	P-III

-In nonclinical trials, this antithrombotic drug exhibited stronger activity in inhibiting platelet aggregation and faster manifestation of activity compared to other drugs.

-In clinical trials, it was confirmed that there were few differences among individuals in the inhibition of platelet aggregation. -Co-development with Eli Lilly in Europe and USA

					Japan	Sankyo	P-I

Point	● In Phase III trials ● Covering 13,000 cases at 800 facilities in 25 countries

DU-176b	—	Oral	Oral factor Xa inhibitor	Daiichi	EU/US	Daiichi	P-II	-An anticoagulant possessing anti-Xa activity, with confirmed high oral absorption within human trials. -Basic effectiveness and safety have been attained for prescribed dosage.
					Japan	Daiichi	P-I

Point	● International Society on Thrombosis and Haemostasis meeting (Sydney, August 2005)
● Efficacy and safety confirmed in a certain range of dose → Preparing for Phase IIb trials to determine optimum dose, etc.

DJ-927	—	Oral Injection	Cancer chemotherapeutic (Taxane deriv.)	Daiichi	EU/US	Daiichi	P-II	-A taxane derivative anti-cancer agent available for oral administration. Shows a broader anti-tumor spectrum than the existing agents in the same class (docetaxcel, paclitaxcel), as well as reduced neurological toxicity in nonclinical trials.
					Japan	Daiichi	P-I

Point	● Efficacy confirmed for colon, breast, and stomach cancers → Preparing for Phase IIb trials

Results of Operation: Sankyo Company, Limited

Overview of Performance

During the current interim period, the pharmaceutical industry remained marked by intense competition. Although the pharmaceutical market in the United States continues to expand, strengthening of measures to contain medical costs persists. In Japan, stricter steps to reduce medical expenditures are also being implemented to ensure the soundness of the national medical insurance system, resulting in tougher operating conditions for pharmaceutical companies despite its market’s status being as the second largest in the world. In addition, the effects of borderless markets and global competition, mainly amongst the mega-pharmaceutical companies in Europe and the United States, is becoming more prominent within the Japanese market, contributing to increasingly fierce competition amid a flat market growth.

Furthermore, sluggish market conditions and tougher competition in such related industries as health care, food products, and agrochemicals, are making the general operating environment extremely challenging in these segments.

In the interim period, the Group’s sales declined by 1.3% as compared to the same period in the previous fiscal year, to ¥286.2 billion, operating income decreased by 2.2%, to ¥48.1 billion, ordinary income was down by 0.3%, to ¥49.8 billion, and net income was down by 15.8%, to ¥31.9 billion.

Robust growth in sales, in Japan, Europe and the United States, of our strategic global product, olmesartan, an antihypertensive agent, offered in the United States as Benicar® and in Europe and Japan as Olmetec®, partially offset lower sales of the flagship antihyperlipidemic agent, Mevalotin®; the transfer of sales of Espo®, a drug for the treatment of renal anemia, and Gran®, a drug for the treatment of leukopenia, to Kirin Brewery Co., Ltd.; and the exclusion of Nippon Daiya Valve Co., Ltd., and Sankyo Foods Co., Ltd., from the scope of consolidation. As a result, net sales declined only slightly.

Operating income and ordinary income decreased mainly due to lower sales, higher R&D expenses, and an increase in payments to our business partner as a result of the increased sales of Benicar®.

Net income was down due to the aforementioned factors as well as an absence of ¥10.6 billion in extraordinary income from sale of land for the site of the Company’s former Tanashi Plant recorded in the same period in the previous fiscal year.

Results of Operation:

Sankyo Company, Limited

Segment Information

■	Pharmaceuticals

Net sales in the Pharmaceuticals segment totaled ¥227.5 billion, a 0.5% decline from the same period in the previous fiscal year, and operating income was ¥45.6 billion, down by 2.2%.

In Japan, sales of our top-priority strategic global product olmesartan – an antihypertensive agent sold as Benicar® in the United States and as Olmetec® in Europe and Japan – demonstrated solid growth, encouraged by the passage of a full year since the product’s May 2004 launch and the lifting of restrictions on long-term prescription. In addition, Sankyo Pharma Inc. continued to markedly expand sales of olmesartan in the United States under a co-promotion agreement with Forest Laboratories, Inc. In Europe, the Sankyo Pharma GmbH (SPG) Group also recorded higher sales of the agent, which it has been introducing sequentially in various European countries.

On the other hand, sales of the mainstay product Mevalotin®, an antihyperlipidemic agent declined substantially, due to lower bulk exports of the product to Bristol-Myers Squibb Company, the expiration of the patent of the products for this agent in Europe, and intensifying competition in Japan and the United States. In addition, the transfer of sales of Espo®, a drug for the treatment of renal anemia, and Gran®, a drug for the treatment of leukopenia, to Kirin Brewery Co., Ltd. led to a slight decline in overall sales in the pharmaceutical segment.

Regarding healthcare products, sales reached ¥10.5 billion, a 6.1% YOY increase. This was largely due to the solid performance of our main product lines, including Lulu® and Regain®, and the success of our foot treatment drug, Lamisil AT®, which became the top brand in athlete’s foot treatment market.

Operating income declined, due mainly to higher R&D expenses, rising costs related to the business integration with Daiichi and an increased profit sharing with co-promotion partner Forest Laboratories as a result of expanded sales of Benicar®.

■	Other

Net sales in this segment dipped by 5.1% from the same period in the previous fiscal year, to ¥59.5 billion, and operating income rose by 2.6%, to ¥2.1 billion.

During the interim period, the Sankyo Group sold the stock of Nippon Daiya Valve and the business of Sankyo Foods as part of initiatives to increase its focus on the pharmaceutical business. As a result, these companies were excluded from the scope of consolidation, leading to a decline in sales.

Operating income rose as a result of ongoing efforts to improve operational efficiency through cost controls, review of unprofitable products, and other measures that offset an increase in the cost of raw materials for chemicals and other products due to skyrocketing oil prices.

Olmetec®, an antihypertensive agent	Regain®, an energy drink

Results of Operation: Daiichi Pharmaceutical Co., Ltd.

Overview of Performance

During the current interim period, the world’s pharmaceutical markets were characterized by a further intensification of global competition amongst “global-mega” pharmaceutical companies in the areas of both new drug-related R&D and marketing activities. In Japan, the medical industry environment has continued to change, due to such factors as the reorganization of national university hospitals and other national hospitals into independent medical corporations. Under such environments, various measures intended to contain medical costs, including a growing application of the comprehensive hospital treatment evaluation system and an average 4.2% reduction in National Health Insurance (NHI) drug reimbursement prices implemented in April 2004, have caused the pharmaceutical market in Japan to remain depressed.

Despite such tough market conditions, the Daiichi Group has worked to expand the markets for its products while promoting appropriate drug use through a provision of information related to drug efficacy and safety. As a result, higher revenue from domestic sales of prescription drugs and an increase in bulk levofloxacin exports helped boost net sales to the interim record high level of ¥165.6 billion, up 4.1% from the interim period in the previous fiscal year. Regarding profitability, increased expenses related to the expansion of global R&D programs and preparations for business integration with Sankyo Company, Limited were offset by the increase in revenues and the reductions in cost of sales due to the start of operations of Daiichi Pharmatech Co., Ltd. As a result, double-digit increase was achieved in operating income and ordinary income. Operating income totaled ¥31.8 billion, up 27.1% from the previous interim period, and ordinary income amounted to ¥32.8 billion, up 25.4% from the previous interim period. Net income surged by 63.5% from the previous interim period to ¥17.5 billion, the record high level of net income for an interim six-month period.

The percentage of consolidated net sales derived from overseas operations was 21.7%.

Results of Operation:

Daiichi Pharmaceutical Co., Ltd.

Segment Information

■	Pharmaceuticals

Prescription Drugs

The continuing impact of measures intended to reduce healthcare spending has caused tough conditions in the domestic prescription drug market to persist. However, an increase was recorded in sales of such products as Cravit®, a mainstay broad-spectrum oral antibacterial agent; Artist®, a long-acting beta-blocker for treating high blood pressure, angina, and chronic cardiac insufficiency; Zyrtec®, an anti-allergy agent; Mobic®, a nonsteroidal anti-inflammatory agent; HANP®, an agent for treating acute cardiac insufficiency; and Topotecin®, an anticancer agent. As a result, total domestic prescription drug sales advanced by 6.2% from the previous interim period, to ¥104.8 billion. Moreover, in June 2005, the Company began marketing Adenoscan®, an adjunctive agent for myocardial scintigraphy imaging for which the government approval was obtained by Daiichi Suntory Pharma Co., Ltd.

Overseas prescription drug sales were positively affected by such factors as an increased bulk shipments of the antibacterial agent, levofloxacin, to the United States and Europe, a rise in patent licensing fees from principal licensees, and an increase in a U.S. subsidiary’s sales of FLOXIN Otic®, an antibacterial quinolone solution for treating ear infections. Accordingly, overseas net sales of prescription drugs rose by 11.6% from the previous interim period to ¥33.0 billion.

Diagnostics and Radiopharmaceuticals

Although measures aimed at containing medical costs and intensifying competition have kept the market conditions challenging, the Company recorded increased domestic sales and exports of diagnostics products. However, a decrease in sales of radiopharmaceuticals products caused total net sales of diagnostics and radiopharmaceutical products to decline by 2.8% from the previous interim period to ¥15.5 billion.

OTC Drugs

Two new OTC drug products were launched in April 2005, but sales of two main OTC drug products – the hair-growth accelerator Karoyan Gush® and the vitamin C product Cystina C® – declined, due to such factors as the launch of new competing products by the competitors. Accordingly, OTC drug sales dropped by 24.7% from the previous interim period to ¥4.2 billion.

■	Other Businesses

Although the profitability of fine chemicals operations was improved, a decrease in vitamin product sales primarily in North America and Europe and other factors caused net sales of fine chemical products to fall by 14.3% from the previous interim period to ¥5.6 billion. Total net sales in the other businesses segment, including fine chemicals, declined by 9.6% from the previous interim period, to ¥7.5 billion.

Cravit®, a broad-spectrum oral antibacterial agent	Cystina C®, a vitamin C product

Consolidated Financial Statements: DAIICHI SANKYO COMPANY, LIMITED

Consolidated Balance Sheets	(Millions of yen)
September 30, 2005
ASSETS
Current Assets	884,558

Cash and time deposits	187,926
Trade notes and accounts receivable	240,694
Marketable securities	253,968
Mortgage-backed securities	18,000
Inventories	121,067
Deferred tax assets	36,682
Other current assets	27,085
Allowance for doubtful accounts	(866)

Non-current assets	634,134

Property, plant and equipment	297,293
Buildings and structures	165,823
Machinery, equipment and vehicles	48,407
Land	48,552
Construction in progress	15,952
Other	18,557
Intangible assets	36,029
Goodwill, net	10,964
Other intangible assets, net	25,064
Investments and other assets	300,811
Investment securities	240,861
Long-term loans	6,737
Prepaid pension costs	15,028
Deferred tax assets	14,795
Other assets	24,022
Allowance for doubtful accounts	(635)

Total assets	1,518,692

LIABILITIES
Current liabilities	233,271

Trade notes and accounts payable	55,773
Short-term bank loans	9,524
Income taxes payable	27,103
Deferred tax liabilities	321
Allowance for sales returns	1,013
Allowance for sales rebates	2,485
Allowance for contingent losses	2,240
Accrued expenses and other current liabilities	134,807

Non-current liabilities	101,061

Long-term debt	3,639
Deferred tax liabilities	17,691
Accrued retirement and severance benefits	70,225
Accrued directors’ retirement and severance benefits	2,750
Other non-current liabilities	6,754

Total liabilities	334,333

MINORITY INTERESTS
Minority interests	10,122

SHAREHOLDERS’ EQUITY
Common stock	50,000
Additional paid-in-capital	179,858
Retained earnings	898,270
Net unrealized gain on investment securities	61,612
Foreign currency translation adjustments	(5,755)
Treasury stock at cost	(9,747)

Total shareholders’ equity	1,174,237

Total liabilities, minority interests and shareholders’ equity	1,518,692

Performance figures for the interim period include consolidated results of Sankyo and Daiichi from April 1 through September 30, 2005 as well as DAIICHI SANKYO’s non-consolidated results from September 28 through September 30, 2005.

Consolidated Financial Statements

DAIICHI SANKYO COMPANY, LIMITED

Consolidated Statements of Income	(Millions of yen)
Six-months ended September 30, 2005
Net sales	451,808

Cost of sales	141,296
Gross profit	310,512
Selling, general and administrative expenses	230,166

Operating income	80,345

Non-operating income	5,734
Non-operating expenses	3,436

Ordinary income	82,642

Extraordinary gains	3,766
Extraordinary losses	11,236
Net income before income taxes and minority interests	75,172
Income tax expense - current	27,439
Income tax expense - deferred	(1,516)
Minority interests in net losses of subsidiaries	(201)

Net income	49,450

Consolidated Statements of Cash Flows	(Millions of yen)
Six-months ended September 30, 2005
Net cash provided by operating activities	66,237

Net cash used in investing activities	(24,596)

Net cash used in financing activities	(37,253)

Effect of exchange rate changes on cash and cash equivalents	1,067
Net increase in cash and cash equivalents	5,455
Cash and cash equivalents, beginning of period	354,102
Decrease in cash and cash equivalents due to changes in scope of consolidation	(322)

Cash and cash equivalents, end of period	359,235

■	Dividends

As DAIICHI SANKYO was established on September 28, 2005, the Company is not able to provide an interim dividend in its first fiscal year. For this reason, on December 12, 2005 (Mon.), DAIICHI SANKYO will pay a transfer bonus of ¥25 per old share of Sankyo or Daiichi Pharmaceutical, to all Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd. shareholders listed in the final register of shareholders on September 27, 2005, in lieu of an interim dividend. Please note that the Company plans to pay a fiscal year-end dividend of ¥25 per share to all those who are shareholders as of end-March 2006.

<For Reference>

Consolidated Financial Statements: Sankyo Company, Limited

Consolidated Balance Sheets	(Millions of yen)
	September 30, 2005	March 31, 2005
ASSETS
Current assets	595,699	606,067

Cash and time deposits	167,869	175,960
Trade notes and accounts receivable	153,568	162,442
Marketable securities	148,008	146,632
Parent company stock	7,717	—
Inventories	85,720	89,979
Deferred tax assets	22,317	21,832
Other current assets	11,320	9,704
Allowance for doubtful accounts	(823)	(483)

Non-current assets	365,683	370,163

Property, plant and equipment	192,883	196,439
Buildings and structures	111,104	111,966
Machinery, equipment and vehicles	29,296	31,831
Other	52,482	52,641
Intangible assets	19,456	25,026
Investments and other assets	153,344	148,696
Investment securities	122,286	114,480
Deferred tax assets	11,382	14,967
Other assets	19,992	19,578
Allowance for doubtful accounts	(317)	(329)

Total assets	961,383	976,230

LIABILITIES
Current liabilities	144,140	173,712

Trade notes and accounts payable	40,334	54,435
Short-term bank loans	9,515	16,699
Income taxes payable	14,921	16,904
Allowance	3,917	14,981
Deferred tax liabilities	321	689
Accrued expenses and other current liabilities	75,130	70,002

Non-current liabilities	75,306	76,495

Long-term debt	3,633	3,373
Accrued retirement and severance benefits	65,405	66,843
Deferred tax liabilities	1,047	441
Other non-current liabilities	5,219	5,836

Total liabilities	219,447	250,208

MINORITY INTERESTS
Minority interests	9,788	9,434

SHAREHOLDERS’ EQUITY
Common stock	68,793	68,793
Additional paid-in capital	66,862	66,862
Retained earnings	565,267	580,514
Net unrealized gain on investment securities	36,115	27,857
Foreign currency translation adjustments	(4,892)	(7,026)
Treasury stock at cost	—	(20,412)

Total shareholders’ equity	732,146	716,587

Total liabilities, minority interests and shareholders’ equity	961,383	976,230

Consolidated Statements of Income	(Millions of yen)
	Six-months ended September 30, 2005	Six-months ended September 30, 2004
Net sales	286,207	289,988

Cost of sales	94,770	105,313
Gross profit	191,437	184,674
Selling, general and administrative expenses	143,336	135,515

Operating income	48,101	49,159

Non-operating income	4,260	3,464
Non-operating expenses	2,462	2,550

Ordinary income	49,899	50,073

Extraordinary gains	3,602	14,717
Extraordinary losses	8,486	3,855
Net income before taxes and minority interests	45,015	60,935
Income tax expense - current	15,321	20,885
Income tax expense - deferred	(2,536)	1,834
Minority interests in net income of subsidiaries	275	249

Net income	31,953	37,965

Consolidated Statements of Cash Flows	(Millions of yen)
	Six-months ended September 30, 2005	Six-months ended September 30, 2004
Net cash provided by operating activities	36,993	57,817

Net cash (used in) provided by investing activities	(10,283)	2,466

Net cash used in financing activities	(32,605)	(11,167)

Effect of exchange rate changes on cash and cash equivalents	983	52
Net (decrease) increase in cash and cash equivalents	(4,911)	49,169
Cash and cash equivalents, beginning of period	262,530	194,789
Decrease in cash and cash equivalents due to changes in scope of consolidation	(314)	—
Increase in cash and cash equivalents due to merger with a non-consolidated subsidiary	—	144

Cash and cash equivalents, end of period	257,304	244,103

<For Reference>

Consolidated Financial Statements: Daiichi Pharmaceutical Co., Ltd.

Consolidated Balance Sheets	(Millions of yen)
	September 30, 2005	March 31, 2005
ASSETS
Current assets	300,819	299,836

Cash and time deposits	15,569	16,395
Trade notes and accounts receivable	87,155	88,168
Marketable securities	105,960	107,514
Parent company stock	6,049	—
Mortgage-backed securities	18,000	20,000
Inventories	35,347	40,486
Deferred tax assets	12,738	13,826
Other current assets	20,041	13,496
Allowance for doubtful accounts	(43)	(50)

Non-current assets	268,168	246,718

Property, plant and equipment	104,408	105,602
Buildings and structures	54,718	55,969
Machinery, equipment and vehicles	19,111	19,705
Other	30,577	29,927
Intangible assets	16,297	6,796
Investments and other assets	147,463	134,319
Investment securities	118,575	105,461
Deferred tax assets	3,409	3,167
Other assets	25,796	26,013
Allowance for doubtful accounts	(317)	(323)

Total assets	568,987	546,555

LIABILITIES
Current liabilities	71,536	74,339

Trade notes and accounts payable	15,438	17,182
Short-term bank loans	9	18
Income taxes payable	12,160	8,401
Allowance	1,822	1,869
Accrued expenses and other current liabilities	42,105	46,867

Non-current liabilities	25,754	22,070

Long-term debt	5	5
Accrued retirement and severance benefits	4,819	4,754
Deferred tax liabilities	16,644	9,791
Other non-current liabilities	4,285	7,518

Total liabilities	97,291	96,409

MINORITY INTERESTS
Minority Interests	333	1,582

SHAREHOLDERS’ EQUITY
Common stock	45,246	45,246
Additional paid-in-capital	48,961	49,130
Retained earnings	350,131	376,144
Net unrealized gain on investment securities	27,886	18,215
Foreign currency translation adjustments	(863)	(1,305)
Treasury stock at cost	—	(38,867)

Total shareholders’ equity	471,362	448,563

Total liabilities, minority interests and shareholders’ equity	568,987	546,555

Consolidated Statements of Income	(Millions of yen)
	Six-months ended September 30, 2005	Six-months ended September 30, 2004
Net sales	165,667	159,139

Cost of sales	46,527	49,207
Gross profit	119,139	109,931
Selling, general and administrative expenses	87,330	84,911

Operating income	31,809	25,019

Non-operating income	1,622	1,570
Non-operating expenses	613	414

Ordinary income	32,818	26,175

Extraordinary gains	163	1,124
Extraordinary losses	2,749	8,142
Net income before income taxes and minority interests	30,232	19,158
Income tax expense - current	12,095	10,087
Income tax expense - deferred	1,019	(1,207)
Minority interests in net losses of subsidiaries	(477)	(484)

Net income	17,594	10,762

Consolidated Statements of Cash Flows	(Millions of yen)
	Six-months ended September 30, 2005	Six-months ended September 30, 2004
Net cash provided by operating activities	24,893	17,363

Net cash used in investing activities	(14,312)	(17,923)

Net cash used in financing activities	(4,784)	(8,294)

Effect of exchange rate changes on cash and cash equivalents	84	147
Net increase (decrease) in cash and cash equivalents	5,879	(8,706)
Cash and cash equivalents, beginning of period	91,571	90,346
Decrease in cash and cash equivalents due to changes in scope of consolidation	(8)	—

Cash and cash equivalents, end of period	97,443	81,640

DAIICHI SANKYO COMPANY, LIMITED:

Forecast of Consolidated Results for Fiscal 2005

Net sales	Ordinary income	Net income
900 billion yen	130 billion yen	71 billion yen

DAIICHI SANKYO expects market conditions to remain challenging in Japan and overseas during the current fiscal year. Under such environment, the DAIICHI SANKYO Group will mobilize its marketing force to establish a solid market presence and strengthen its revenue base.

As for sales, in Japan, DAIICHI SANKYO will strive to expand revenues by leveraging its overwhelming marketing strength to reinforce efforts to promote such flagship products as the antihyperlipidemic agent, Mevalotin®, the broad-spectrum oral antibacterial agent, Cravit®, and the antihypertensive agent, Olmetec® as well as developing effective logistics strategies. In particular, the Company aims to achieve sales growth and greater market shares with respect to Olmetec® through the collaborative marketing activities of Sankyo and Daiichi, which have begun in October 2005.

Overseas, DAIICHI SANKYO will work closely with business partners, continuing to focus on such mainstay products as bulk pravastatin, an antihyperlipidemic agent, and bulk levofloxacin, an antibacterial agent, while concentrating resources on expanding sales of the antihypertensive agent, Benicar® (U.S.)/Olmetec® (Europe).

Regarding profitability, DAIICHI SANKYO will continue to make focused, ongoing investments in R&D and anticipates expenses related to the business integration to increase during the fiscal year. However, the DAIICHI SANKYO Group companies will continue to move forward with business reforms and make concerted efforts to reduce costs and curb operating expenses to establish solid profitability and enhance management efficiency.

Notes Concerning Future Forecasts

Figures from future forecasts and the like in this document are judgments and hypotheses made by DAIICHI SANKYO based on information available to us as of this writing. These figures include elements of risk and uncertainty. Consequently, it is possible that actual performance and other figures will differ from these forecasts.

Corporate Data (as of September 30, 2005)

Company Name

DAIICHI SANKYO COMPANY, LIMITED

Business

Management and administration of wholly-owned subsidiaries and the Group, and related matters

Head Office

3-5-1, Nihombashi-honcho, Chuo-ku, Tokyo 103-8426, Japan

Employees

67

Board of Directors (as of September 30, 2005)

Representative Director and Chairman	Kiyoshi Morita
Representative Director and President	Takashi Shoda
Executive Director	Hiroyuki Nagasako
Executive Director	Hideho Kawamura
Executive Director	Yasuhiro Ikegami
Executive Director	Tsutomu Une
Outside Director	Kunio Nihira
Outside Director	Yoshifumi Nishikawa
Outside Director	Jotaro Yabe
Outside Director	Katsuyuki Sugita
Auditor (Internal)	Kozo Wada
Auditor (Internal)	Atsuo Inoue
Auditor (External)	Kaoru Shimada
Auditor (External)	Koukei Higuchi

Outline of Subsidiaries

Founded	1913	1918

Head Office	3-5-1, Nihombashi-honcho, Chuo-ku, Tokyo 103-8426, Japan	3-14-10, Nihombashi, Chuo-ku, Tokyo 103-8234, Japan

R&D Base	Tokyo (Shinagawa-ku) and other locations	Tokyo (Edogawa-ku), Daiichi Asubio Pharma Co., Ltd. (Mishima-gun, Osaka)

Marketing Base	Nationwide	Nationwide

Manufacturing Base	Onahama, Hiratsuka, Odawara, Osaka	Daiichi Pharmatech Co., Ltd. (Osaka, Shizuoka, Akita)

Main Pharmaceuticals

Cardiovascular	Mevalotin® (Antihyperlipidemic Agent) Olmetec® (Antihypertensive Agent) Livalo® (Antihyperlipidemic Agent) Acecol® (Antihypertensive Agent) Calblock® (Antihypertensive Agent)	Panaldine® (Anti-Platelet Agent) Artist® (Antihypertensive Agent) Coversyl® (Antihypertensive Agent) Sunrythm® (Antiarrhythmic) Hanp® (Agent For Treating Acute Cardiac Insufficiency)

Infection	Banan® (Antibiotic) Carbenin® (Antibiotic)	Cravit® (Oral Antibacterial Agent)

Other	Kremezin® (Agent For Chronic Kidney Failure) Loxonin® (Pain Relief, Anti-Inflammatory, Antifebrile) Fastic® (Hypoglycemic Agent)	Zyrtec® (Anti-Allergy Agent) Mobic® (A Nonsteroidal Anti-Inflammatory Agent) Omnipaque® (X-Ray Contrast Agent)

About Our Shares

Share Information (as of September 27, 2005)

■ Authorized Capital	2,800,000,000 shares

■ Issued Shares	735,011,343 shares

■ Number of Shares Constituting One Unit	100 shares

■ Number of Shareholders	63,735

(Simple total of Sankyo and Daiichi as of September 27, 2005)

Ownership Profile

Note:	The composition of shareholders and the list of major shareholders are prepared based on the register of shareholders of Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. as of September 27, 2005, reflecting their respective share transfer ratio.

Major Shareholders

Shareholder’s Name	No. of Shares Held	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	43,241,457	5.88
Japan Trustee Services Bank, Ltd. (Trustee Account)	42,909,743	5.84
Nippon Life Insurance Company	41,839,182	5.69
Sumitomo Mitsui Banking Corporation	13,413,368	1.82
Nomura Securities Co., Ltd.	13,341,252	1.82
The Chase Manhattan Bank NA London SL Omnibus Account	12,441,873	1.69
Mellon Bank Treaty Clients Omnibus	9,957,748	1.35
BNP Paribas Securities (Japan) Ltd. (BNP Paribas Securities Corp.)	9,585,139	1.30
The Bank of Tokyo-Mitsubishi, Ltd.	9,468,983	1.29
Tokio Marine & Nichido Fire Insurance Co., Ltd.	9,328,109	1.27

Administrative Share Procedures

Our stock transfer agent is Mitsubishi UFJ Trust and Banking Corporation.

1. Issuance of New Share Certificates for DAIICHI SANKYO COMPANY, LIMITED

We sent a Notification of Stock Split Due to Share Transfer to persons submitting their share certificates by the submission deadline (Tuesday, September 27, 2005), to the addresses specified by them. If you have shares in a securities depository system, the allocated split shares are treated as if they were entrusted to the securities firm with which you do business as of the date of share transfer (Wednesday, September 28, 2005).

If you have shares that you were unable to submit by the deadline, Sankyo and Daiichi Pharmaceutical began procedures to exchange their share certificates for new ones on November 16, 2005 (Wed.). Please apply to exchange your certificates for new ones at the offices of the transfer agent listed below, or one of the listed stock exchanges.

2. Requests for Purchase of Fractional Stocks to Make up Whole Units

As of December 1, 2005 (Thu.), we began accepting requests by shareholders to purchase fractional stocks in order to make up whole units. Please note that if the requests we receive for such purchases on a given day exceed the volume of treasury stock we hold, we will be unable to handle the request. For this reason, please contact the transfer agent ahead of time if you wish to make such a purchase.

Shareholder Information

Fiscal year-end date	March 31

Dates for dividend payment	March 31 (Year-end) September 30 (Interim)

Annual General Meeting of Shareholders	June each year

Number of shares constituting one unit	100 shares

Newspaper in which public announcements appear	Nihon Keizai Shimbun (In lieu of advertising its results, the Company has posted its Balance Sheet and Statements of Income on its website at http://www.daiichisankyo.co.jp/)

Stock Exchange Listings	First Section of Tokyo, Osaka and Nagoya

Stock Transfer Agent	Mitsubishi UFJ Trust Banking Corporation

Transfer Handling Office	Mitsubishi UFJ Trust Banking Corporation, Stock Transfer Agent Department

1-4-5, Marunouchi, Chiyoda-ku, Tokyo

Mailing Address	Mitsubishi UFJ Trust Banking Corporation, Stock Transfer Agent Department

7-10-11, Higashisuna, Koto-ku, Tokyo 137-8081

Other Points of Contact	All branches of Mitsubishi UFJ Trust Banking Corporation nationwide

Head office and all branches of Nomura Securities Co., Ltd. nationwide

*	You can receive dividends either through a “Postal Transfer Payment” or by direct remittance to your bank or postal savings account.

DAIICHI SANKYO CO., LTD.

http://www.daiichisankyo.co.jp/ 3-5-1, Nihombashi-honcho, Chuo-ku, Tokyo 103-8426, Japan <Contact> Corporate Communications Department TEL. +81-3-6225-1126 FAX. +81-3-6225-1132